SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2013

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Press Release dated November 1, 2013 entitled “Telecom Argentina S.A. announces consolidated nine month period (‘9M13’) and third quarter (‘3Q13’) results for fiscal year 2013”

FOR IMMEDIATE RELEASE

Market Cap P$34.0 billion

October 30th, 2013

Contacts:

Pedro Insussarry

Solange Barthe Dennin

(54-11) 4968-3743/3752

Telecom Argentina S.A.

announces consolidated nine month period (‘9M13’) and third

quarter (‘3Q13’) results for fiscal year 2013*

•	Consolidated Revenues amounted to P$19,827 million (+23.7% vs. 9M12); Fixed Data +29.9% vs. 9M12; Fixed Internet +26.7% vs. 9M12; and Mobile business in Argentina +26.3% vs. 9M12.

•	Mobile subscribers in Argentina: 19.9, million; +0.9 million (+5.0% vs. 9M12).

•	Mobile Value Added Services in Argentina (Internet and Data): +35.4% vs. 9M12; 57.8% of mobile Service Revenues.

•	Mobile ARPU reached P$66.1 per month in 9M13 (+18.5% vs. 9M12).

•	ADSL ARPU increased to P$121.4 per month in 9M13 (+22.4% vs. 9M12); monthly churn reached 1.5% in 9M13.

•	Consolidated Operating costs including D&A totaled $16,590 million (+25.3% vs. 9M12); Employee benefits expenses +26.5%, Taxes +34.4% vs. 9M12.

•	Operating Income Before Depreciation and Amortization reached P$5,554 million (+17.5% vs. 9M12), 28.0% of Net Revenues.

•	Net Income amounted to P$2,361 million (+22.8% vs. 9M12). Net Income attributable to Telecom Argentina amounted to P$2,324 million (+22.9% vs. 9M12).

•	Capex increased to P$2,896 million in 9M13 (+32.4% vs. 9M12), 14.6% of Consolidated Revenues. Capex in 3Q13 increased by +59.4% vs. 3Q12.

•	Net Cash Position: P$5,684 million, an increase of P$2,987 million vs. 9M12 due to the cash generation of the Group.

	As of September, 30
(in million P$, except where noted)	2013	2012	Δ $	Δ %
Revenues	19,827	16,025	3,802	23.7%
Mobile Services	14,713	11,608	3,105	26.7%
Fixed Services	5,114	4,417	697	15.8%
Operating Income before D&A	5,554	4,726	828	17.5%
Operating Income	3,263	2,803	460	16.4%
Net Income attributable to Telecom Argentina	2,324	1,891	433	22.9%
Shareholders’ equity attributable to Telecom Argentina	12,027	9,137	2,890	31.6%
Net Financial Position—Cash	5,684	2,697	2,987	110.8%
CAPEX	2,896	2,187	709	32.4%
Fixed lines in service (in thousand lines)	4,124	4,140	(16)	-0.4%
Mobile customers (in thousand)	22,262	21,179	1,083	5.1%
Personal (Argentina)	19,855	18,909	946	5.0%
Núcleo (Paraguay) -including Wimax customers-	2,407	2,270	137	6.0%
Broadband acceses (in thousand)	1,669	1,612	57	3.5%
Average Billing per user (ARBU) Fixed Telephony / voice (in P$)	51.8	47.7	4.1	8.6%
Average Revenue per user (ARPU) Mobile Services in Arg. (in P$)	66.1	55.8	10.3	18.5%
Average Revenue per user (ARPU) ADSL (in P$)	121.4	99.2	22.2	22.4%

*	Unaudited non financial data

1	www.telecom.com.ar

Buenos Aires, October 30, 2013—Telecom Argentina (“Telecom”)—(NYSE: TEO; BASE: TECO2), one of Argentina’s leading telecommunications companies, announced today a Net Income of P$2,361 million for the nine month period ended September 30, 2013, or +22.8% when compared to the same period last year. Net income attributable to Telecom Argentina amounted to P$2,324 million (+22.9% vs. 9M12).

	9M13	9M12	Δ $	Δ %
Consolidated Revenues (MMP$)	19,827	16,025	3,802	23.7%
Net Income attributable to Telecom (MMP$)	2,324	1,891	433	22.9%
Earnings attributable to Telecom per Share (P$)	2.37	1.92	0.45
Earnings attributable to Telecom per ADR (P$)	11.80	9.61	2.19
Operating Income before D&A *	28.0%	29.5%
Operating Income *	16.5%	17.5%
Net Income*	11.9%	12.0%

*	As a percentage of Consolidated Revenues

Note: During 9M13, the average of ordinary shares outstanding amounted to 981,858,007

During 9M13, Consolidated Revenues increased by 23.7% to P$19,827 million (+P$3,802 million vs. 9M12), mainly fueled by the Mobile Services, Fixed Data and Broadband business. Moreover, Operating Income amounted to P$3,263 million (+P$460 million vs. 9M12).

Consolidated Operating Revenues

Mobile Services

Clients continued to increase in 9M13, reaching 22.3 million as of the end of September 2013, representing an increase of 1.1 million (+5.1%) since September 30, 2012.

Revenues to third parties amounted to P$14,713 million (+26.7% vs. 9M12) thanks to stimulate the usage of value added services (‘VAS’), to convenient offers to clients, and to the growth coming from equipments sales.

Telecom Personal in Argentina

As of September 30, 2013, Personal reached 19.9 million subscribers in Argentina (+5.0% or +0.9 million vs. 9M12), maintaining its market position. Postpaid clients represented 32% of the subscriber base.

In 9M13, Revenues from third parties reached P$13,871 million (+P$2,890 million or 26.3% vs. 9M12) while Service Revenues (excluding equipment sales) amounted to P$11,762 million (+22.9% vs. 9M12), with 57.8% corresponding to value-added services (‘VAS’) revenues (vs. 52.4% in 9M12). VAS revenues amounted to P$6,795 million (+35.4% vs. 9M12). Moreover, equipment sales increased by 49.8% vs. 9M12, reaching P$2,109 million.

During 9M13 the Average Monthly Revenue per User (‘ARPU’) reached P$66.1 (+18.5% vs. 9M12) due to the increase in VAS usage. Moreover, the overall traffic of voice minutes increased by 0.7% vs. 9M12. SMS traffic slightly decreased (-1.4% vs. 9M12), showing a preference for other alternatives of VAS offered by Personal.

2	www.telecom.com.ar

Initiatives

In order to reinforce the quality commitment with our mobile clients, Personal continued with its technological reconversion plan increasing its mobile network capacity.

During 3Q13, Personal launched new packs of services promoting flexible and convenient offers. Therefore, clients can acquire bundled packs including Internet, SMS and voice minutes at convenient prices. These services were massively adopted by customers with more than 60 million packs activated per month.

Moreover, Personal continued with its innovation strategy consolidating the value added services platform Personal Juegos with the launch of a plan that includes games downloading free of charge and compatible handsets presented as a promotion for the Kid’s Day.

Furthermore, during 3Q13 Personal continued with its strategy based on usage convenience, through campaigns of credit recharges and with special benefits to clients under the fidelity program ‘Club Personal’.

For the Corporate segment, Personal continued promoting special offers such as on-net unlimited calls together with specialized counseling for the segment.

Telecom Personal in Paraguay (‘Núcleo’)

As of September 30, 2013, Nucleo’s subscriber base reached 2.4 million clients (+6.0% vs. 9M12). Prepaid and postpaid customers represented 80% and 20% (vs. 18% on postpaid in 9M12), respectively.

The Telecom Group subsidiary in Paraguay continued growing supported by the increase in the postpaid customer base that leveraged its leadership in the mobile Internet market. Nucleo generated revenues from third parties equivalent to P$842 million during 9M13 (+34.3% vs. 9M12), influenced by the evolution of the peso against the Guarani (+18% yoy). VAS revenues amounted to P$427 million (+41.4% vs. 9M12) representing 54.3% of 9M13 service revenues (vs. 49.9% in 9M12).

Moreover, the level of mobile ARPU reached Gs.27.1 thousand in 9M13 (equivalent to P$33.3).

In 3Q13, Nucleo continued increasing its customer base with the 4G technology (LTE, Long Term Evolution), that was launched at the beginning of the year, while investing in the network to increase coverage and capacity.

Fixed Services (Voice, Data & Internet)

During 9M13 revenues generated by fixed services amounted to P$5,114 million, +15.8% vs. 9M12; with Data revenues (+29.9% vs. 9M12) and Internet (+26.7% vs. 9M12) growing the most in relative terms in this segment.

3	www.telecom.com.ar

Voice

Total revenues for this service reached P$2,552 million in 9M13 (+7.0% vs. 9M12). A portion of this line of business continued to be affected by frozen tariffs of regulated services enforced by the Argentine Government in 2002.

Revenues generated by measured services totaled P$1,029 million, an increase of P$61 million or +6.3% vs. 9M12 mainly due to the incorporation of flat rate packs of local and national long distance calls.

Monthly charges and supplementary services reached P$833 million, an increase of P$65 million or +8.5% vs. 9M12 due to higher revenues in non-regulated supplementary services. The customer base surpassed 4.1 million lines in service.

The average monthly bill per user (ARBU) reached P$51.8 in 9M13, +8.6% vs. 9M12.

Fixed and mobile interconnection revenues reached P$407 million (+5.7% vs. 9M12). Meanwhile, other revenues totaled P$283 million (+6.8% vs. 9M12)

During the third quarter of 2013 Telecom continued promoting the sale of Aladino handset bundled new lines and ADSL.

Data and Internet

Data revenues amounted to P$686 million (+P$158 million or +29.9% vs. 9M12), where the focus was to strengthen the position of Telecom as an integrated ICT provider, with a wide variety of services.

During 3Q13, Telecom incorporated to its portfolio of La Nube Argentina, a product named Central Virtual Corporativa, a virtual IP switching device that allows savings in infrastructure costs. With Central Virtual Corporativa, clients manage their communications through a virtual IP PBX hosted in Telecom’s Datacenters with the highest level of security.

Revenues related to Internet totaled P$1,827 million (+ P$385 million or +26.7% vs. 9M12), due to the increase in the customer base in the quarter together with a commercial offer with higher speeds that can be rendered to the investments executed.

As of September 30, 2013, Telecom reached 1.7 million ADSL accesses (+3.5% vs. 9M12) with an increase in net adds in 3Q13 (around +35 thousand). These connections represented 40.5% of Telecom’s fixed lines in service. In addition, ADSL ARPU reached P$121.4 in 9M13, +22.4% when compared to 9M12 and the monthly churn rate was 1.5% in 9M13.

During 3Q13, Arnet introduced a new campaign under the concept: ‘Conectate’ (‘Connect’); this campaign show, in a humorous way, what the connection to Internet generates among people and how Arnet contributes to this relationship.

4	www.telecom.com.ar

The promotion, one of the best sold, offers Arnet 10Mb WIFI + local calls + security kit. Since this campaign was launched, Arnet, started to focus its offers on higher speeds and to enrich them with a value-added proposal.

Furthermore, during the third quarter of the year a wide offer in Arnet’s fidelity program, ‘Club Arnet’ was implemented, with special benefits to clients where special discounts were offered during the Kid’s Day as well as in sports events where Arnet was sponsor. Moreover, in July, Club Arnet had presence in the winter holidays, offering special discounts in the Ski Centers and main touristic centers.

Consolidated Operating Costs

Consolidated Operating Costs, (including ‘Results on disposal of PP&E and write-down of PP&E’), totaled P$16,590 million in 9M13, an increase of P$3,352 million, or +25.3% vs. 9M12. The increase is a consequence of higher labor costs, costs of handsets with new features and taxes associated to revenues.

The cost breakdown is as follows:

• Employee benefit expenses and severance payments totaled P$2,996 million (+26.5% vs. 9M12), mainly affected by increases in salaries to the unionized employees due to the new collective bargaining agreement reached at the beginning of 3Q13, as well as increases in salaries to the non-unionized workforce, together with the social security contributions associated to such concepts, and to an increase in the number of unionized employees. Total employees (including temporary employees) at the end of the period totaled 16,660, similar levels to those registered in 9M12.

• Interconnection costs and other telecommunication charges (including TLRD, Roaming, Interconnection, international settlement charges and lease of circuits) amounted to P$1,386 million, +14.2% vs. 9M12. This increase resulted from higher Data and SMS roaming costs as well as voice roaming and TLRD charges.

• Fees for services, maintenance and materials and supplies amounted to $1,877 million (+20.1% vs. 9M12), principally due to increases in the maintenance of radiobases, systems and real estate in the mobile business and higher costs associated to suppliers in both fixed and mobile segments.

• Taxes and fees with regulatory authorities reached P$1,954 million (+34.4% vs. 9M12), impacted mainly by a higher volume of revenues, a higher incidence in turnover taxes derived from increases in municipal jurisdictions, higher municipal taxes and higher levies of the regulatory authority.

• Commissions (Commissions paid to agents, prepaid card commissions and others) totaled P$1,607 million (+13.0% vs. 9M12), mainly due to the increase in commissions paid to commercial agents associated with the increase in sales. Agent commissions capitalized as SAC amounted to P$367 million (+68.3% vs. 9M12).

5	www.telecom.com.ar

• Cost of handsets sold totaled P$2,169 million (+42.6% vs. 9M12), due to an increase in the participation of high-end handsets that maximize VAS usage, that resulted in higher unit prices, and hence higher revenues. This was partially compensated by a lower quantity of handset sold. Deferred costs from SAC amounted to P$223 million (-40.4% vs. 9M12).

• Advertising amounted to P$452 million (-4.8% vs. 9M12), mainly derived from minor commercial expenses and campaigns in comparison to 9M12.

• Depreciations and Amortizations reached P$2,130 million (+10.5% vs. 9M12). PP&E depreciation amounted to P$1,447 million (+9.2% vs. 9M12); SAC and services connection costs amortization totaled P$665 million (+13.5% vs. 9M12); and other intangible assets amortization reached P$18 million (+12.5% vs. 9M12).

• Other Costs totaled P$2,019 million (+56.0% vs. 9M12). This increase was mainly due to costs of VAS that totaled P$503 million (+138.4% vs. 9M12), related to the increase of those sales, especially in the mobile business. Bad debt expenses reached P$221 million (+1.4% vs. 9M12) representing 1.3% of consolidated costs and 1.1% of consolidated revenues, while charges related to lawsuits and other contingencies amounted to P$225 million in 9M13 (+100.9% vs. 9M12). The Results on disposal and write-down of PP&E reached P$161 million.

Consolidated Financial Results

Financial results resulted in a gain of P$377 million, an increase of P$218 million or +137.1% vs. 9M12. This was mainly due to a gain in net financial interest of P$428 million in 9M13 (+P$234 million vs. 9M12) based on a healthy financial position partially compensated by losses for FX results of P$131 million in 9M13 (vs. losses of P$29 million in 9M12).

Consolidated Net Financial Position

As of September 30, 2013, Net Financial Position (Cash, Cash Equivalents and financial Investments minus Loans) totaled P$5,684 million in cash, an improvement of P$2,987 million vs. Net Financial Position as of September 30, 2012, thanks to the cash generation of the Group.

Capital Expenditures

During 9M13, the Company invested P$2,896 million (+32.4 vs. 9M12). This amount was allocated to Fixed Services (P$1,256 million) and Mobile services (P$1,640 million). In relative terms, capex reached 14.6% of consolidated revenues.

The main capital expenditures in the fixed business were associated to the reconversion plan of the network that implies the replacement of copper connections with fiber optic cables in different points (FTTC or Fiber to the Cabinet, FTTB or Fiber to the Building and FTTH or Fiber to the Home) to enhance the broadband portfolio and achieve speeds up to 100 Mbps. This evolution to new technologies contributes to optimize service quality in terms of stability and availability, improving significantly the customer experience.

Financial Results

(In million P$)

	9M12	9M13
Net Interests	$ 194	$ 428
FX results	-$ 29	-$ 131
Others	-$ 6	$ 80
Total	$ 159	$ 377

6	www.telecom.com.ar

In the mobile business, the technological reconversion plan of the network continues with state-of-the-art equipment that allows the optimization of 2G and 3G/HSPA+ services in all the country, increasing capacity to cope with the increase in data traffic demand. It is expected to double the capacity of the 3G network in 2013 through the reallocation of the existing spectrum.

Relevant Matters

On September 9th, 2013, SC Resolution No. 12/13 was issued. This Resolution allows citizens to issue opinions and comments on the suggested “Regulation of Telecommunication Services for Mobile Users”.

On September 23rd, 2013, Law 26,893 was published in the Official Bulletin introducing modifications on the Income Tax Law, among others, to the taxability of results related to the trading of shares and dividend payments. Additional definitions in the implementation of the Law are still pending.

As of September 30, 2013, Telecom Argentina has acquired 10,784,154 of its own shares for P$310 million, with an average price per share of P$28.70 (1.10% of the Capital stock). The Board of Directors of Telecom Argentina in its meeting held on August 29th, 2013, has modified the terms and conditions for the acquisition of own shares in the Argentine market in Pesos, only to that referred to the ‘Payable Price per share’, which has been set with a minimum of P$1 and a maximum of P$40 per share.

****************

7	www.telecom.com.ar

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company whose common stock (approximately 78% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of September 30, 2013, Telecom continued to have 984,380,978 shares issued and 973,596,824 shares outstanding.

For more information, please contact Investor Relations:

Pedro Insussarry (5411) 4968 3743	Solange Barthe Dennin (5411) 4968 3752	Gustavo Tewel (5411) 4968 3718	Ruth Fuhrmann (5411) 4968 4448

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

(Financial tables follow)

*******

Enrique Garrido

Chairman

8	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Nine month Period and Third Quarter—Fiscal Year 2013

(In million of Argentine pesos)

1-	Consolidated Balance Sheet

	09/30/13	12/31/12	Δ $	Δ %
Cash and cash equivalents	4,580	3,160	1,420	44.9%
Investments	1,214	563	651	115.6%
Trade receivables	2,627	2,181	446	20.4%
Other Receivables	1,684	1,082	602	55.6%
Total current assets	10,105	6,986	3,119	44.6%
Financial Investments	104	69	35	50.7%
Trade receivables	16	23	(7)	-30.4%
Property, plant and equipment	9,845	9,035	810	9.0%
Intangible assets	1,483	1,514	(31)	-2.0%
Other Receivables	397	182	215	118.1%
Total non-current assets	11,845	10,823	1,022	9.4%
Total Assets	21,950	17,809	4,141	23.3%
Trade payables	5,064	3,659	1,405	38.4%
Deferred revenues	372	362	10	2.8%
Financial debt	9	43	(34)	-79.1%
Salaries and social security payables	671	635	36	5.7%
Income tax payables	722	458	264	57.6%
Other taxes payables	545	552	(7)	-1.3%
Dividend Payable	17	0	17	—
Other liabilities	55	40	15	37.5%
Provisions	184	134	50	37.3%
Total current liabilities	7,639	5,883	1,756	29.8%
Trade payables	26	20	6	30.0%
Deferred revenues	450	329	121	36.8%
Financial debt	205	101	104	103.0%
Salaries and social security payables	120	128	(8)	-6.3%
Deferred income tax liabilities	113	220	(107)	-48.6%
Income tax payables	11	12	(1)	-8.3%
Other liabilities	57	51	6	11.8%
Provisions	1,070	907	163	18.0%
Total non-current liabilities	2,052	1,768	284	16.1%
TOTAL LIABILITIES	9,691	7,651	2,040	26.7%
Equity attributable to owners of the Parent	12,027	9,959	2,068	20.8%
Noncontrolling interest	232	199	33	16.6%
TOTAL EQUITY	12,259	10,158	2,101	20.7%
TOTAL LIABILITIES AND EQUITY	21,950	17,809	4,141	23.3%

2-	Consolidated Loans

	09/30/13	12/31/12	Δ $	Δ %
Banks and other financial Institutions	8	40	(32)	-80.0%
Accrued interest	1	3	(2)	-66.7%
Total Current Loans	9	43	(34)	-79.1%
Banks and other financial institutions	205	101	104	103.0%
Total Non Current Loans	205	101	104	103.0%
Total Loans	214	144	70	48.6%

Cash and cash equivalents, and Financial Investments	5,898	3,792	2,106	55.5%
Net Financial Position—Cash	5,684	3,648	2,036	55.8%

9	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Nine month Period and Third Quarter—Fiscal Year 2013

(In million of Argentine pesos)

3-	Consolidated Income Statements

	09/30/13	09/30/12	Δ $	Δ %
Revenues	19,827	16,025	3,802	23.7%
Other income	26	16	10	62.5%
Total Revenues & Other Income	19,853	16,041	3,812	23.8%
Consolidated Operating Costs	(16,429)	(13,242)	(3,187)	24.1%
Results on disposal of PP&E and writedown of PP&E	(161)	4	(165)	—
Operating income	3,263	2,803	460	16.4%
Finance results, net	377	159	218	137.1%
Net income before income tax expense	3,640	2,962	678	22.9%
Income tax expense	(1,279)	(1,039)	(240)	23.1%
Net income	2,361	1,923	438	22.8%
Attributable to:
Telecom Argentina	2,324	1,891	433	22.9%
Noncontrolling interest	37	32	5	15.6%
Operating income before D&A	5,554	4,726	828	17.5%
As % of Revenues	28.0%	29.5%

Finance Income and Expenses	09/30/13	09/30/12	Δ $	Δ %
Finance Income
Interest on time deposits	429	200	229	114.5%
Gains on other investments (notes and bonds)	23	—	23	—
Interest on receivables	90	67	23	34.3%
Interest with third parties	3	—	3	—
Foreign currency exchange gains	249	105	144	137.1%
Others	65	22	43	195.5%
Total finance income	859	394	465	118.0%
Finance expenses
Interest on financial debt	(12)	(9)	(3)	33.3%
Interest on taxes and accounts payable	(13)	(4)	(9)	225.0%
Interest on provisions	(69)	(60)	(9)	15.0%
Loss on discounting of other liabilities	(7)	(24)	17	-70.8%
Foreign currency exchange losses	(380)	(134)	(246)	183.6%
Others	(1)	(4)	3	-75.0%
Total finance expenses	(482)	(235)	(247)	105.1%

	377	159	218	137.1%

4-	Consolidated Income Statements

Three Months Comparison	09/30/13	09/30/12	Δ $	Δ %
Revenues	7,114	5,645	1,469	26.0%
Other income	13	7	6	85.7%
Total Revenues & Other Income	7,127	5,652	1,475	26.1%
Consolidated Operating Costs	(5,928)	(4,734)	(1,194)	25.2%
Results on disposal of PP&E and writedown of PP&E	4	3	1	33.3%
Operating income	1,203	921	282	30.6%
Finance results, net	163	47	116	—
Net income before income tax expense	1,366	968	398	41.1%
Income tax expense	(480)	(339)	(141)	41.6%
Net income	886	629	257	40.9%
Attributable to:
Telecom Argentina	870	616	254	41.2%
Noncontrolling interest	16	13	3	23.1%
Operating income before D&A	1,930	1,587	343	21.6%
As % of Revenues	27.1%	28.1%

10	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Nine month Period and Third Quarter—Fiscal Year 2013

(In million of Argentine pesos)

5-	BREAKDOWN OF THE INCOME STATEMENTS

	09/30/13	09/30/12	Δ $	Δ %
REVENUES FROM SERVICES	17,614	14,534	3,080	21.2%
Fixed Services	5,065	4,356	709	16.3%
Voice	2,552	2,386	166	7.0%
Retail Voice	1,969	1,838	131	7.1%
Monthly Charges	833	768	65	8.5%
Measured Services	1,029	968	61	6.3%
Others	107	102	5	4.9%
Wholesale	583	548	35	6.4%
Interconnection	407	385	22	5.7%
Others	176	163	13	8.0%
Data	686	528	158	29.9%
Internet	1,827	1,442	385	26.7%
Mobiles Sevices	12,549	10,178	2,371	23.3%
Telecom Personal	11,762	9,573	2,189	22.9%
Voice	4,967	4,555	412	9.0%
Retail Voice	3,548	3,249	299	9.2%
Monthly Charges	1,751	1,553	198	12.7%
Measured Services	1,499	1,433	66	4.6%
Roaming	165	135	30	22.2%
Others	133	128	5	3.9%
Wholesale	1,419	1,306	113	8.7%
Interconnection (CPP and TLRD)	1,194	1,143	51	4.5%
Roaming	204	146	58	39.7%
Others	21	17	4	23.5%
Data	5,390	4,128	1,262	30.6%
Internet	1,405	890	515	57.9%
Núcleo	787	605	182	30.1%
Voice	360	303	57	18.8%
Retail Voice	273	242	31	12.8%
Monthly Charges	94	75	19	25.3%
Measured Services	172	155	17	11.0%
Roaming	5	5	0	0.0%
Others	2	7	(5)	-71.4%
Wholesale	87	61	26	42.6%
Interconnection (CPP and TLRD)	57	49	8	16.3%
Roaming	30	12	18	150.0%
Data	234	194	40	20.6%
Internet	193	108	85	78.7%
REVENUES FROM EQUIPMENT SALES	2,213	1,491	722	48.4%
Fixed Services	49	61	(12)	-19.7%
Voice	40	41	(1)	-2.4%
Data	4	15	(11)	-73.3%
Internet	5	5	—	0.0%
Mobiles Sevices	2,164	1,430	734	51.3%
Equipments (Personal)	2,109	1,408	701	49.8%
Equipments (Núcleo)	55	22	33	150.0%
REVENUES	19,827	16,025	3,802	23.7%
OTHER INCOME	26	16	10	62.5%
Fixed	18	14	4	28.6%
Mobile	8	2	6	—
TOTAL REVENUES & OTHER INCOME	19,853	16,041	3,812	23.8%

11	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Nine month Period and Third Quarter—Fiscal Year 2013

(In million of Argentine pesos)

6-	BREAKDOWN OF THE INCOME STATEMENTS

Three Months Comparison	09/30/13	09/30/12	Δ $	Δ %
REVENUES FROM SERVICES	6,203	5,084	1,119	22.0%
Fixed Services	1,760	1,518	242	15.9%
Voice	879	811	68	8.4%
Retail Voice	672	620	52	8.4%
Monthly Charges	285	264	21	8.0%
Measured Services	352	329	23	7.0%
Others	35	27	8	29.6%
Wholesale	207	191	16	8.4%
Interconnection	146	132	14	10.6%
Others	61	59	2	3.4%
Data	245	190	55	28.9%
Internet	636	517	119	23.0%
Mobiles Sevices	4,443	3,566	877	24.6%
Telecom Personal	4,179	3,351	828	24.7%
Voice	1,656	1,555	101	6.5%
Retail Voice	1,203	1,112	91	8.2%
Monthly Charges	580	535	45	8.4%
Measured Services	538	493	45	9.1%
Roaming	52	44	8	18.2%
Others	33	40	(7)	-17.5%
Wholesale	453	443	10	2.3%
Interconnection (CPP and TLRD)	421	392	29	7.4%
Roaming	23	45	(22)	-48.9%
Others	9	6	3	50.0%
Data	1,990	1,475	515	34.9%
Internet	533	321	212	66.0%
Núcleo	264	215	49	22.8%
Voice	118	106	12	11.3%
Retail Voice	96	83	13	15.7%
Monthly Charges	36	27	9	33.3%
Measured Services	58	52	6	11.5%
Roaming	1	2	(1)	-50.0%
Others	1	2	(1)	-50.0%
Wholesale	22	23	(1)	-4.3%
Interconnection (CPP and TLRD)	19	18	1	5.6%
Roaming	3	5	(2)	-40.0%
Data	77	68	9	13.2%
Internet	69	41	28	68.3%
REVENUES FROM EQUIPMENT SALES	911	561	350	62.4%
Fixed Services	19	22	(3)	-13.6%
Voice	14	15	(1)	-6.7%
Data	4	5	(1)	-20.0%
Internet	1	2	(1)	-50.0%
Mobiles Sevices	892	539	353	65.5%
Equipments (Personal)	874	530	344	64.9%
Equipments (Núcleo)	18	9	9	100.0%
REVENUES	7,114	5,645	1,469	26.0%
OTHER INCOME	13	7	6	85.7%
Fixed	6	7	(1)	-14.3%
Mobile	7	0	7	—
TOTAL REVENUES & OTHER INCOME	7,127	5,652	1,475	26.1%

12	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Nine month Period and Third Quarter—Fiscal Year 2013

(In million of Argentine pesos)

7-	CONSOLIDATED INCOME STATEMENTS

	09/30/13	09/30/12	Δ $	Δ %
Revenues	19,827	16,025	3,802	23.7%
Other income	26	16	10	62.5%
Total Revenues & Other Income	19,853	16,041	3,812	23.8%
Employee benefit expenses and severance payments	(2,996)	(2,368)	(628)	26.5%
Interconnection costs and other telecommunication charges	(1,386)	(1,214)	(172)	14.2%
Fees for services, maintenance, materials and supplies	(1,877)	(1,563)	(314)	20.1%
Taxes and fees with the Regulatory Authority	(1,954)	(1,454)	(500)	34.4%
Commissions	(1,607)	(1,422)	(185)	13.0%
Cost of equipments and handsets	(2,169)	(1,521)	(648)	42.6%
Advertising	(452)	(475)	23	-4.8%
Cost of Value Added Services	(503)	(211)	(292)	138.4%
Provisions	(225)	(112)	(113)	100.9%
Bad debt expenses	(221)	(218)	(3)	1.4%
Other operating expenses	(909)	(757)	(152)	20.1%
Total Operating expenses before D&A	(14,299)	(11,315)	(2,984)	26.4%
Operating income before D&A	5,554	4,726	828	17.5%
D&A	(2,130)	(1,927)	(203)	10.5%
Results on disposal of PP&E and write-down of PP&E	(161)	4	(165)	—
Operating income	3,263	2,803	460	16.4%
Financial Income	859	394	465	118.0%
Financial Costs	(482)	(235)	(247)	105.1%
Net income before income tax expense	3,640	2,962	678	22.9%
Income tax expense	(1,279)	(1,039)	(240)	23.1%
Net Income	2,361	1,923	438	22.8%

Attributable to:
Telecom Argentina	2,324	1,891	433	22.9%
Noncontrolling interest	37	32	5	15.6%

13	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Nine month Period and Third Quarter—Fiscal Year 2013

(In million of Argentine pesos)

8-	CONSOLIDATED INCOME STATEMENTS

Three Months Comparison	09/30/13	09/30/12	Δ $	Δ %
Revenues	7,114	5,645	1,469	26.0%
Other income	13	7	6	85.7%
Total income	7,127	5,652	1,475	26.1%
Employee benefit expenses and severance payments	(1,123)	(876)	(247)	28.2%
Interconnection costs and other telecommunication charges	(380)	(409)	29	-7.1%
Fees for services, maintenance, materials and supplies	(663)	(553)	(110)	19.9%
Taxes and fees with the Regulatory Authority	(706)	(514)	(192)	37.4%
Commissions	(583)	(522)	(61)	11.7%
Cost of equipments and handsets	(881)	(562)	(319)	56.8%
Advertising	(166)	(161)	(5)	3.1%
Cost of Value Added Services	(202)	(89)	(113)	127.0%
Provisions	(128)	(53)	(75)	141.5%
Bad debt expenses	(56)	(70)	14	-20.0%
Other operating expenses	(309)	(256)	(53)	20.7%
Total Operating expenses before D&A	(5,197)	(4,065)	(1,132)	27.8%
Operating income before D&A	1,930	1,587	343	21.6%
D&A	(731)	(669)	(62)	9.3%
Results on disposal of PP&E and write-down of PP&E	4	3	1	33.3%
Operating income	1,203	921	282	30.6%
Financial Income	394	130	264	—
Financial Costs	(231)	(83)	(148)	178.3%
Net income before income tax expense	1,366	968	398	41.1%
Income tax expense	(480)	(339)	(141)	41.6%
Net Income	886	629	257	40.9%

Attributable to:
Telecom Argentina	870	616	254	41.2%
Noncontrolling interest	16	13	3	23.1%

14	www.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: November 1, 2013	By:	/s/ Enrique Garrido
Name: Enrique Garrido
Title: Chairman